UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

  . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                    ..
        In the Matter of                            .
                                                    ..
ENTERGY ARKANSAS, INC.                              .
ENTERGY LOUISIANA, INC.                             .
ENTERGY MISSISSIPPI, INC.                           .
ENTERGY NEW ORLEANS, INC.                           .
                                                    ..
     File No. 70-5015                               .

    __________________

                                                    CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24

                                                   ..
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   ..
     File No.  70-5889                             .
     ________________                              .
                                                   ..
                                                   ..
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the forth quarter ended December 31, 2003 pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, dated December 17, 1971 in File No. 70-5015 and April 28, 1978 in File No. 70-5889.

Expenditures for SFI's fuel program for 2003 during the 4th quarter are indicated below:

Net Expenditures (In Thousands)

	4th Quarter	Year-To-Date
2003 Fuel Supply Program:
1. Gas and Oil Development and Production	$ 0	$ 578
2. Nuclear Fuel Procurement	9,147	2,443
3. Fuel Oil Program	(6,235)	13,930

TOTAL EXPENDITURES	2,912	16,951

Less funds derived through
Amortization & depreciation
Charges
Amortization of Gas & Oil
Development & Production Costs	0	0
Depreciation & Other
Amortization	0	2

TOTAL depreciation & amortization	0	2

Net Expenditures	2,912	16,953

(Increase) decrease in:
Outside financing
System Money Pool borrowings	52,421	27,212

TOTAL (increase)decrease
in borrowings	52,421	27,212

Increase (decrease) in working

 Capital

	$ (55,333)	$(44,165)

1. Gas and Oil Development and

    Production

Net Expenditures (In Thousands)

	4thquarter	Year-To-Date
Gas and Oil Development
and Production	$ 0	$ 578

Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

As of December 31, 2003, there are no remaining proceeds at SFI for the continuing shutdown activities.

Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

Net Expenditures (In Thousands)

	4thQuarter	Year-To-Date
Sales to non-System parties:
Natural gas	$ 0	$ 0
Condensate	0	0
Crude oil	0	0

TOTAL	0	0
Miscellaneous income (including
sale of assets)	0	0
TOTAL	0	0

General and administrative
Expense	0	0
Operating expense	0	0
Interest expense	0	0
Amortization adjustment	0	0

Net proceeds	$ 0	$ 0

2. Nuclear Fuel Procurement

	Net Expenditures (In Thousands)
	4thQuarter	Year-To-Date
Nuclear Fuel Procurement	$ 9,147	$ 2,443

Net Expenditures (In Thousands)

	4thQuarter	Year-To-Date
Activities during the period:
Expenditures for nuclear
Materials and processing
Services	$29,784	$86,035
General and administrative
Expense	109	332
Interest expense	74	438

TOTAL	29,967	86,805
Sales of nuclear materials and
Processing services to
System companies	20,820	84,363

Net effect on inventory

	$ 9,147	$ 2,442

3. Fuel Oil Program

	Net Expenditures (In Thousands)
	4thQuarter	Year-To-Date
Fuel Oil Inventory	$ (6,235)	$ 15,684

a) Fuel Oil Inventory:
	Barrels	Book Value
Inventory as of:	(In Thousands)

  December 31, 2003

	1,622	43,861

  September 30, 2003

	1,762	49,475

  June 30, 2003

	1,659	50,172

  March 31, 2003

	1,464	51,586

  December 31, 2002

	1,382	28,177

	During 4th Quarter
	Barrels	Value
Sales price per barrel
to System companies
Excluding period cost:
#2 Fuel Oil	22,458	38.42
#6 Fuel Oil	941,724	26.91

4. Other Items:

    a) As of December 31,2003, SFI's outstanding debt and Parent Companies investment consisted of:

Parent Companies:	In Thousands
Common Stock	$ 20
Notes payable	34,000
TOTAL	34,020
System Money Pool	(27,212)
Banks	0
TOTAL	6,808

b)  As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities).  For the 4th quarter of 2003, SFI was billed by Entergy Services for the following amounts:
	October	November	December	Total 4thQtr
Cost of service charged
to Service Requests
established to track
cost of functions
previously performed by
SFI personnel:

Direct Cost:
Labor and related
Cost	$ 8,889	$ 4,975	$ 4,328	$ 18,192
Other direct cost	4,389	3,237	2,639	10,265
Indirect Cost	3,620	2,143	(1,648)	4,115
TOTAL	16,898	10,355	5,319	32,572

Cost of services charged
to Service Requests not
Related to transfer of
SFI personnel:	64,331	52,553	120,500	237,384

Total cost of services
performed by Entergy
Services	$ 81,229	$ 62,908	$ 125,819	$ 269,956

Amounts billed to
Operating Companies for
The Fuel Oil Program*	$ 64,675	$ 46,623	$ 92,102	$ 203,400

Charged to Nuclear Fuel
Procurement	16,554	16,285	33,717	66,556

TOTAL	$ 81,229	$ 62,908	$ 125,819	$ 269,956

* Charged to the Fuel Oil Program as a component of period costs.  Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 3rd quarter of 2003, such Fuel Oil Program period costs were allocated 9.77% to ENTERGY ARKANSAS, INC., 50.43% to ENTERGY LOUISIANA, INC., 28.12% to ENTERGY MISSISSIPPI, INC., and 11.68% to ENTERGY NEW ORLEANS, INC.

c)  As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 31st of January 2004.

                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.

                                BY:/s/ Nathan E. Langston
                                    Nathan E. Langston
                                 Senior Vice President and
                                  Chief Accounting Officer

                                SYSTEM FUELS, INC.

                                BY:  /s/ Steven C. McNeal
                                      Steven C. McNeal
                                  Vice President and Treasurer